UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ___________

Commission File Number 1-32532

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASHLAND INC. EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASHLAND INC.
50 E. RiverCenter Boulevard
P.O. Box 391
Covington, Kentucky 41012-0391

Telephone Number (859) 815-3333

Ashland Inc. Employee Savings Plan

Financial Statements and Schedule

December 31, 2008 and 2007 and
for the year ended December 31, 2008

CONTENTS

Page

Report of Independent Registered Public Accounting Firm  ...............................................................  3

Audited Financial Statements

Schedule

Schedule H; Line 4i – Schedule of Assets (Held at End of Year) ...................................................... 14

Report of independent registered public accounting firm

The Administrator
Ashland Inc. Employee Savings Plan

We have audited the accompanying statements of net assets available for benefits of Ashland Inc. Employee Savings Plan as of 31 December 2008 and 2007, and the related statements of changes in net assets available for benefits for the year ended 31 December 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at 31 December 2008 and 2007, and the changes in its net assets available for benefits for the year ended 31 December 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of 31 December 2008, is presented for purposes of additional analysis and is not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                                                                                              /s/ Ernst & Young LLP

Cincinnati, Ohio
22 June, 2009
A member firm of Ernst & Young Global Limited

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2008	2007
Assets
Investments, at fair value
Common stock	$29,044,753	$112,951,652
Shares of registered investment companies	443,064,892	735,929,945
Common/collective trust	8,354,419	13,408,275
Short-term investment fund	7,721,328	1,059,948
Investment contracts	162,217,606	172,394,975
Participant loans receivable	15,028,203	15,653,199
	665,431,201	1,051,397,994
Receivables
Contributions	1,296,214	75,581
Proceeds from sales of securities	77,331	17,968
Interest	-	4,475

Total assets	666,804,746	1,051,496,018

Liabilities
Accrued expenses	460,868	133,848

Net assets available for benefits at fair value	666,343,878	1,051,362,170

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	12,034,051	(1,810,011)

Net assets available for benefits	$678,377,929	$1,049,552,159

See accompanying notes.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2008

Additions to net assets attributed to:
Investment income
Dividends	$25,657,927
Interest	10,547,811
Contributions
Participants	29,380,813
Employer	17,622,576
Rollover	5,057,146
Transfers from other plans	67,044

Total additions	88,333,317

Deductions from net assets attributed to:
Net realized and unrealized depreciation
in fair value of investments	(358,726,931)
Benefits paid to participants	(100,034,814)
Administrative expenses	(745,802)

Total deductions	(459,507,547)

Net change in plan assets	(371,174,230)
Net assets available for benefits, beginning of year	1,049,552,159

Net assets available for benefits, end of year	$678,377,929

See accompanying notes.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2008

NOTE A – DESCRIPTION OF THE PLAN

The following description of the Ashland Inc. Employee Savings Plan (Plan) provides only general information.  The information in this Note and other information in this Form 11-K Annual Report is not a Summary Plan Description or Plan document, as these terms are defined under the Employee Retirement Income Security Act of 1974 (ERISA).  Instead, this information merely summarizes selected aspects of the Plan.  Read the Summary Plan Description or the Plan document for more information about the Plan.  The Plan document controls the terms of the Plan and supersedes any inconsistencies contained herein or in the Summary Plan Description.  Ashland Inc. (Ashland), as Plan Administrator, retains all rights to determine, interpret and apply the Plan’s terms to factual matters and matters of law.  This retained discretionary authority is more particularly described in the Summary Plan Description and in the Plan document.

General

The Plan is a contributory, defined contribution plan and covers active regular employees in groups designated by Ashland, the Plan sponsor, as eligible to participate in accordance with Plan documents.  The Plan is intended to qualify under sections 401(a), 401(k), and 401(m) of the Internal Revenue Code (IRC), and under section 404(c) of ERISA.

Contributions

Participants may make pre-tax contributions, pursuant to the terms of the Plan and Section 401(k) of the IRC.  The Plan utilizes a safe harbor design under Section 401(k)(12) of the IRC.  The Plan does not allow participants to make after-tax contributions.  Ashland and its participating subsidiaries also make matching contributions related to participant contributions, subject to applicable limitations in the Plan and IRC.  Employees in designated eligible groups may immediately enroll in the Plan, regardless of the amount of company service.  However, Ashland’s matching contributions will not begin until the eligible employee completes one year of service.

Participants may contribute from 1 to 50 percent of eligible compensation in whole number percentage increments.  Excluding catch-up contributions, participants were limited to contributions of $15,500 in 2008.  Beginning August 1, 2007, newly hired eligible employees are automatically enrolled in the Plan for a contribution of 5 percent.  Employees have the opportunity to elect a different amount before the automatic contributions are withheld.  The contributions are invested in the Plan’s default investment option if the employee does not make a different investment election.  The default investment option is the Fidelity Freedom Fund that most closely matches the employee’s assumed retirement date, based on the employee’s age at the time of enrollment.  The new automatic enrollment rules do not apply to hourly paid employees at the Valvoline Instant Oil Change locations.

Eligible employees who are at least age 50 by December 31 can make catch-up contributions in addition to the regular contribution.  Catch-up contributions are pre-tax contributions from an eligible participant’s compensation in excess of a plan-imposed limit or the legal pre-tax contribution limit.  Therefore, the eligible participant’s contributions must first reach a plan-imposed limit or the legal pre-tax contribution limit before any contributions are characterized as catch-up contributions.  These employees may contribute a maximum of $5,000 as catch-up contributions for 2008.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Contributions (continued)

Ashland and its participating subsidiaries contribute up to 5.5 percent of eligible compensation as a matching contribution to a participant's contributions.  The company matching contribution is $1.10 for each $1.00 the participant contributes up to a maximum participant contribution of 5 percent of eligible compensation.  Matching contributions are calculated on a payroll by payroll basis.  All company matching contributions are invested the same as the participant contributions.

Plan participants age 45 or older are permitted to transfer a designated portion of their Leveraged Employee Stock Ownership Plan (LESOP) accounts to their accounts in the Ashland Inc. Employee Savings Plan during annual election periods.  Amounts subject to this election in the LESOP are transferred to the Ashland Inc. Common Stock Fund account in the Plan of electing participants.  Those participants can then transfer the amounts from the Ashland Inc. Common Stock Fund to other investment options in the Plan.  During 2008 and 2007, respectively, 44,592 and 28,803 shares of Ashland Inc. Common Stock were transferred from the LESOP accounts of the electing participants to their corresponding Ashland Inc. Common Stock Fund accounts in the Plan.

Participants direct the investment of their contributions into various investment options offered by the Plan.  Such investment options can be changed at the discretion of the Plan Administrator.

Effective November 1, 2008, the Plan was amended designating the Ashland Common Stock Fund investment option as an employee stock ownership plan (ESOP).  The ESOP component of the Plan allows dividends paid on Ashland common stock held in the fund to be passed through to participants and beneficiaries.  Participants and beneficiaries may elect to have the dividends passed through and paid to them or to have the dividends reinvested.  If a participant or beneficiary fails to make an affirmative election, the default is to reinvest the dividends.  Dividends that are reinvested and paid into the Ashland Inc. Common Stock Fund are allocated proportionately to participants and beneficiaries on the basis of each participant’s and beneficiary's investment in the fund and used to purchase additional units in the Ashland Inc. Common Stock Fund.  Amounts allocated to the portion of the Plan that is an ESOP may still be exchanged to other investments in the Plan and other investments in the Plan may be exchanged into the ESOP component of the Plan.

Vesting

The Plan provides for immediate vesting of all employer and employee contributions regardless of the employee's length of participation in the Plan or service with the employer.  However, to preserve the qualified status of the Plan with the IRS, there are certain restrictions on the employee's right to withdraw contributions and any earnings thereon while actively employed by Ashland or its subsidiaries.  If a participant or beneficiary entitled to a benefit cannot be located, the vested benefit is forfeited.  However, if such a participant or beneficiary makes a proper claim prior to the termination of the Plan, the forfeited benefit shall be restored in an amount equal to the amount forfeited, unadjusted for any gains or losses.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE A – DESCRIPTION OF THE PLAN (continued)

Participant Loans

Any participant can obtain a loan from the Plan for any reason and may hold up to 2 loans at any one time.  Loans cannot exceed the lesser of (a) 50 percent of the participant’s account balance or (b) $50,000 reduced by the difference between the highest outstanding loan balance during the 12 months before the loan and the actual balance on the date of the loan.  Participants’ plan accounts will be security for the loan.  Loans must be repaid within 5 years in equal installment amounts determined by the Plan sponsor.  Loan interest compounds monthly at an annual rate equal to the prime rate on the last business day of the month before the loan is made plus 1 percent.  Interest on the loan will be credited to the participant’s account as the loan is repaid as investment earnings.  The loan repayments and the interest payments are then invested among the Plan investment options in the same percentage as the participant’s contributions.

Payments of Benefits

Participants may withdraw a certain portion of their account while employed.  The portion that can be withdrawn depends upon whether the employee is age 59-½ and the source of funds.  Only one such withdrawal is allowed in any 12 month period and the withdrawal cannot exceed the current value of the total account.

Upon termination of employment, the participant, or beneficiary in the event of death, may receive the entire value of the account in either a lump sum payment or installments paid monthly, quarterly, or annually over a limited period of time.  If the total value of the account is $1,000 or less, the value of the account will be distributed in a lump sum without the participant’s consent.

Plan Termination

Although it has not expressed any intention to do so, Ashland reserves the right, at its sole discretion, to amend, suspend, modify, interpret, discontinue or terminate the Plan or change the funding method at any time without the requirement to give cause or consideration to any individual, subject to the provisions set forth in ERISA.  No accounting treatment or funding of the Plan shall be deemed evidence of an intent to limit in any way the right to amend or terminate the Plan.

NOTE B – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared on the accrual basis of accounting.  The majority of costs and expenses of administering the Plan are paid by Ashland, except that loan initiation and maintenance fees, short term redemption fees and overnight charges are paid by participants.  Investment management fees are paid to the investment managers from their respective funds.  The preparation of the financial statements and accompanying notes in conformity with U.S. generally accepted accounting principles requires the Plan's management to make estimates and assumptions that affect the amounts reported.  Actual results could differ from those estimates.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE B – SIGNIFICANT ACCOUNTING POLICIES (continued)

Basis of Presentation (continued)

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and defined in SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

NOTE C – FAIR VALUE MEASUREMENTS

The Plan adopted Financial Accounting Standards Board Statement No. 157 (FAS 157), Fair Value Measurements, as of January 1, 2008. The adoption of FAS 157 did not have a material impact on the Plan’s fair value measurements. FAS 157 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, summarized below:

Level 1 – Quoted prices in active markets for assets identical to the securities to be valued. If a Level 1 input is available, it must be used.

Level 2 – Inputs other than quoted prices that are observable for securities, either directly or indirectly. Examples include matrix pricing utilizing yield curves, prepayment speeds, credit risks, etc; quoted prices for similar assets in active markets; and input derived from observable market data by correlation or other means.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  The following table sets forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total
Mutual Funds	$441,258,517	$-	$-	$441,258,517
Ashland Common Stock Fund, brokerage accounts, Short-Term Investment Fund		38,572,456		38,572,456
Common/Collective Trust		8,354,419		8,354,419
Guaranteed Investment Contracts			162,217,606	162,217,606
Participant Loans			15,028,203	15,028,203
Total	$441,258,517	$46,926,875	$177,245,809	$665,431,201

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE C – FAIR VALUE MEASUREMENTS (continued)

Following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds – Valued at the quoted market price of shares held by the Plan at year-end.
Ashland Common Stock Fund, Short-term Investment Fund – Value is determined based on the underlying investments, which are traded on an exchange and active market.
Common/Collective Trusts – Fair value is determined based on the underlying investments, which are traded on an exchange and active market.
Participant loans – Valued at amortized cost, which approximates fair value.
Guaranteed investment contract (GIC) – Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations. The fair value of the wrap contract for the synthetic GICs is determined using a discounted cash flow model which considers recent pricing as determined by providers, a yield curve for financial institutions, and the duration of the underlying asset portfolio. Future fee payments under the synthetic GICs are calculated based on the estimated replacement cost and projected over a time period equal to the duration of the underlying asset portfolio.  The duration of the portfolio is used as that is the time to maturity in the event the synthetic GIC is terminated at its contract value.  The future estimated fee payments are then discounted using a AA bank yield curve provided by Bloomberg to determine each future payment’s present value.  This present value is the estimated fair value for the synthetic GICs.

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2008.

	Level 3 Assets
	Participant Loans	GICs	Total
Balance at December 31, 2007	$15,653,199	$172,394,975	$188,048,174
Realized and Unrealized Losses	-	(4,741,290)	(4,741,290)
Purchases, Sales, Issuances and Settlements, Net	(624,996)	(5,436,079)	(6,061,075)
Balance at December 31, 2008	$15,028,203	$162,217,606	$177,245,809

NOTE D – INVESTMENTS

The fair values of individual investments that represent 5 percent or more of the net assets of the Plan at December 31, 2008 and 2007 are as follows:

	December 31
	2008	2007

Ashland Inc. Common Stock	$29,044,753	$112,951,652
Fidelity Contrafund	83,620,463	148,436,647
Fidelity Equity-Income II Fund	39,393,551	77,502,022
Fidelity Low-Priced Stock Fund	31,331,780	55,360,941

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – INVESTMENTS (continued)

The assets of the Plan are held by the trustee, Fidelity Trust Company.  During 2008, the Plan’s investments, including gains and losses on investments bought and sold as well as held during the year, depreciated in value by $358,726,931 as follows:

Ashland Inc. Common Stock	$(85,191,757)
Shares of registered investment companies	(269,472,657)
Common/collective trust	(4,062,517)
$(358,726,931)

During the Plan year ended December 31, 2008, the Plan received the following cash dividends:

Ashland Inc. Common Stock	$2,050,985
Various other investments	23,606,942
$25,657,927

Investment Contracts

The investment contracts held by the Plan may consist of traditional guaranteed investment contracts (GICS) and wrapper contracts (also known as synthetic GICS).  In a traditional GIC, the issuer takes a deposit from the Plan and purchases investments that are held in the issuer’s general account.  The issuer is contractually obligated to repay the principal and a specified rate of interest guaranteed to the Plan.

In a wrapper contract structure, the underlying investments are owned by the Plan and held in trust for plan participants.  The wrapper contract is purchased from an insurance company or bank.  The wrapper contract amortizes the realized and unrealized gains and losses on the underlying fixed income investments, typically over the duration of the investments, through adjustments to the future interest crediting rate.

The key factors that influence the future interest crediting rates include:  the level of market interest rates; the amount and timing of participant contributions, transfers, and withdrawals into and out of the contract; the investment returns generated by the underlying fixed income investments; and the duration of the underlying investments.

To determine the interest crediting rate, wrapper contracts use a formula that is based on the characteristics of the underlying fixed income portfolio, including the contract interest credit rate, yield to maturity of underlying investments, market value of underlying investments, contract value, duration of the portfolio, and wrapper contract fees.  The interest crediting rates of the contracts are typically reset on a quarterly basis.  All wrapper contracts provide for a minimum interest crediting of zero percent.

The resulting gains and losses in the market value of the underlying investments relative to the wrapper contract value are represented on the Statement of Net Assets Available for Benefits as the “adjustment from fair value to contract value”.  If the adjustment amount is positive for a specific contract, this indicates that the wrapper contract value is greater than the market value of the underlying investments.  The embedded market value losses will be amortized in the future through a lower interest crediting rate.  If the adjustment amount is negative for a specific contract, this indicates that the wrapper contract value is less than the market value of the underlying investments.  The amortization of the embedded market value gains will cause the future interest crediting rate to be higher.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE D – INVESTMENTS (continued)

Investment Contracts (continued)

The fair value of the investment contracts at December 31, 2008 and 2007 was $162,217,606 and $172,394,975 while the contract values were $174,251,657 and $170,584,964, respectively.  The fair value assigned to the wrapper contracts at December 31, 2008 and 2007 was $871,027 and $625,054, respectively.  At December 31, 2008, the crediting interest rate for these investment contracts was approximately 4.0% and at December 31, 2007 it was between 3.67% and 5.35%.

The average yield of the investment contracts based on actual earnings was 4.30% in 2008 and 4.71% in 2007, while the average yield adjusted to reflect the actual interest rate credited to participants was 4.23% in 2008 and 4.76% in 2007.

Limits to Ability to Transact at Fair Value

In certain circumstances, the amount withdrawn from the wrapper contract would be payable at fair value rather than at contract value.  These circumstances include termination of the plan, a material adverse change to the provisions of the plan, if Ashland withdraws from a wrapper contract in order to switch to a different investment provider, or if the terms of a successor plan do not meet the wrapper contract issuer’s underwriting criteria.  The circumstances described above that could result in payment of benefits at market value rather than contract value are not probable of occurring in the foreseeable future.

Issuer-Initiated Contract Termination

Examples of events that would permit a wrapper contract issuer to terminate a wrapper contract upon short notice include the plan’s loss of its qualified status, material and adverse changes to the provisions of the plan, or un-cured material breaches of responsibilities.  If one of these events was to occur, the wrapper contract issuer could terminate the wrapper contract at the market value of the underlying investments, or in the case of a traditional GIC, at the hypothetical market value based upon a contractual formula.

NOTE E – TRANSACTIONS WITH RELATED PARTIES

The Plan held 2,763,535 and 2,381,439 shares of Ashland common stock as of December 31, 2008 and 2007, respectively, with a fair value of $29,044,753 and $112,951,652, respectively.  The Plan received dividends on Ashland common stock of $2,050,985 in 2008.  The remaining dividends relate to certain Plan investments classified as units of mutual funds managed by Fidelity Investments, the Trustee of the Plan, and PIMCO, an Allianz Global Investors company, a provider of fiduciary services to the Plan during the year.

Consistent with each mutual fund prospectus applicable to the Plan, fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

While the majority of the administrative costs are paid by Ashland, other miscellaneous administrative expenses of $745,802 were paid by the Plan during 2008.  Ashland does not charge the Plan for services it performs on behalf of the Plan.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS (continued)

NOTE F – DIFFERENCES BETWEEN FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.

	December 31
	2008	2007

Net assets available for benefits per financial statements	$678,377,929	$1,049,552,159
Contract value in excess of fair value	(12,034,051)	1,810,011
Benefit claims payable	(19,503)	(10,785)
Accrued interest on deemed distributions of participant loans	(749,135)	(701,084)
Net assets available for benefits per Form 5500	$665,575,240	$1,050,650,301

The following is a reconciliation of the net investment loss per the financial statements to the Form 5500.

Year Ended
December 31, 2008

Interest and dividend income	$36,205,738
Net realized/unrealized losses	(358,726,931)
Total net investment loss per the financial statements	(322,521,193)
Adjustment from contract value to fair value - current year	(12,034,051)
Reversal of prior year contract value to fair value adjustment	(1,810,011)
Total loss on investments per Form 5500	$(336,365,255)

The following is a reconciliation of benefits paid to participants per the financial statements to Form 5500.

	December 31
	2008	2007

Benefits paid per financial statements	$100,034,814	$175,307,026
Add: Benefit claims payable	19,503	10,785
Benefits paid per Form 5500	$100,054,317	$175,317,811

NOTE G – TAX STATUS OF THE PLAN

The Plan has received a determination letter from the IRS dated March 3, 2003, stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended.  Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes the Plan, as amended, is qualified and the related trust is tax exempt.

NOTE H – RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

SCHEDULE I
Ashland Inc. Employee Savings Plan

Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008
		Description of
		Investment Including
Identity of Issue		Number of Shares	Fair Value

Common Stock:
*	Ashland Inc. Common Stock	2,763,535	29,044,753

Shares of Registered Investment Companies:
*	Allianz CCM Mid-Cap I	323,392	5,109,587
*	Allianz NFJ Small Cap Pval I	159,430	3,172,651
Ariel Fund		34,502	814,247
Baron Asset Fund		50,892	1,813,267
Baron Growth Fund		145,823	4,492,798
Brokeragelink		1,806,375	1,806,375
*	Fidelity Balanced K	377,291	4,950,058
*	Fidelity Blue Chip Growth K	467,914	12,306,137
*	Fidelity Canada Fund	164,646	5,772,498
*	Fidelity Capital Appreciation K	181,527	2,851,783
*	Fidelity Capital & Income Fund	567,479	3,098,433
*	Fidelity China Region Fund	181,645	3,089,777
*	Fidelity Convertible Securities Fund	67,500	944,998
*	Fidelity Contra Fund K	1,848,783	83,620,463
*	Fidelity Diversified Intl K	296,038	6,361,864
*	Fidelity Emerging Markets K	251,521	3,259,716
*	Fidelity Equity Income II Fund K	2,957,474	39,393,551
*	Fidelity Export & Multinational K	302,503	4,356,041
*	Fidelity Freedom 2005	1,544,858	12,961,362
*	Fidelity Freedom 2010 Fund	1,092,698	11,320,356
*	Fidelity Freedom 2015	2,447,884	20,953,887
*	Fidelity Freedom 2020 fund	2,089,448	20,998,951
*	Fidelity Freedom 2025	1,885,781	15,519,974
*	Fidelity Freedom 2030 Fund	1,148,554	11,209,889
*	Fidelity Freedom 2035	833,196	6,690,563
*	Fidelity Freedom 2040 Fund	654,589	3,659,151
*	Fidelity Freedom 2045	110,842	729,343
*	Fidelity Freedom 2050 Fund	81,973	529,544
*	Fidelity Government Income Fund	2,569,998	28,141,478
*	Fidelity International Discovery	169,666	3,999,030
*	Fidelity International Small Cap	181,995	2,247,643
*	Fidelity Japan Fund	25,591	317,468
*	Fidelity Japan Smaller Companies Fund	25,936	185,960
*	Fidelity Latin America Fund	248,634	6,867,279
*	Fidelity Low Priced Stock Fund K	1,355,767	31,331,780
*	Fidelity New Markets Income Fund	268,706	3,020,259
*	Fidelity Overseas K	488,585	12,239,047
*	Fidelity Real Estate Investment Portfolio	194,070	3,029,440
*	Fidelity Small Cap Stock Fund	112,908	1,106,496
*	Fidelity Strategic Income Fund	226,768	1,977,415
*	Fidelity Utilities Fund	109,175	1,426,913
*	Fidelity Value K	135,825	5,418,055
Franklin Sm/Mid Cap Growth AD		378,638	7,871,883
Managers Bond Fund		172,583	3,391,252
Neuberger Berman Partners Inst		90,023	1,392,658
*	PIM Total RT Inst	1,420,779	14,406,696
*	PIM LT US Govt Inst	205,766	2,452,726
Royce Low Pr Stock IS		185,272	1,700,795
Templeton Growth - Adv		179,534	2,341,118
Templeton Developing Markets Adv		55,416	711,544
Templeton Global Bond Adv		676,910	7,561,085
The Oakmark Equity and Income Fund		251,693	5,426,493
The Oakmark Select Fund		169,782	2,713,115
	Total Shares of Registered Investment Companies		443,064,892

Common/Collective Trust
*	Fidelity US Equity Index Commingled Pool	277,463	8,354,419

Short-term Investment Fund
*	Fidelity Management Trust Company Institutional Cash Portfolio	7,721,328	7,721,328

Ashland Inc. Employee Savings Plan

Employer Identification Number 20-0865835
Plan Number 010

Schedule H; Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2008

	Adjustment to	Fair
Identity of Issue	Contract Value	Value
Investment Contracts at Fair Value
Natixis # 1143-01 (credit rating AA)		23,245,400
Natixis wrapper, plus adjustment to contract value	1,733,761	125,490
Aegon # MDA00425TR (credit rating AA)		17,289,765
Aegon wrapper, plus adjustment to contract value	1,289,559	93,339
State Street Bank & Trust # 103078 (credit rating AA)		47,897,477
State Street wrapper, plus adjustment to contract value	3,572,438	258,574
ING Life & Annuity Co. # 60108 (credit rating AA)		17,771,346
ING Life & Annuity Co. wrapper, plus adjustment to contract value	1,325,478	95,938
JP Morgan Chase Co. # 429039-MC (credit rating AA)		25,394,695
JP Morgan Chase Co. Co. wrapper, plus adjustment to contract value	1,894,066	137,093
UBS AG #5176 (credit rating AA)		29,747,896
UBS AG wrapper, plus adjustment to contract value	2,218,750	160,593
Total Investment Contracts	12,034,052	162,217,606

Participant Loans Receivable at Estimated Fair Value, annual interest rates of 5.0% and 9.25%.		15,028,203

		$665,431,201
____________________
* Indicates parties-in-interest to the Plan

SIGNATURES

THE PLAN.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASHLAND INC. EMPLOYEE SAVINGS PLAN

Date: June 26, 2009	By /s/ Lamar M. Chambers
Lamar M. Chambers
Senior Vice President and Chief Financial Officer

EXHIBIT INDEX

23.1	Consent of Ernst & Young LLP